Exhibit 1.01

INSIGNIA SYSTEMS, INC.

CONFLICT MINERALS REPORT

For the reporting period from January 1, 2014 to December 31, 2014

This Conflict Minerals Report (the “Report”) of Insignia Systems, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in the Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten.  The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.  As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and the Conflict Minerals are necessary to the functionality or production of those products.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of the product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2014.

These products, which are referred to in this Report collectively as the “Covered Products,” are a certain type of printed signage. These products are manufactured using printer toner that contains trace amounts of tin, a “conflict mineral” as discussed above.

The Company conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals contained in the Covered Products. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any Conflict Minerals contained in the Covered Product originated in the Covered Countries and whether any Conflict Minerals contained in the Covered Products may be from recycled or scrap sources.

Due Diligence

Due Diligence Design and Framework

Because the Company could not determine that tin in the Covered Product did not originate in a Covered Country or originated from recycled or scrap sources, the Company exercised due diligence on the source and chain of custody of the Conflict Minerals. The Company’s due diligence measures have been designed to conform to the five-step framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

The Company adopted a policy relating to Conflict Minerals (the “Company Policy”), incorporating the standards set forth in OECD Guidance.  The Company’s policy is to avoid the use of Conflict Minerals that directly or indirectly finance or benefit armed groups in Covered Countries. To achieve this objective, the Company has and will continue to survey its suppliers to understand the origin of Conflict Minerals in its Covered Products and expects its suppliers to adopt similar policies and procedures and to supply materials to the Company that are not financing or benefiting armed groups in the Covered Countries.

The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain.

Due Diligence Process

The objective of the due diligence was to determine the source and chain of custody of the Conflict Minerals contained in the Covered Products and to determine whether any of those Conflict Minerals are associated with armed groups in the Covered Countries. For the Covered Products manufactured during the twelve months ended December 31, 2014, the Company’s Accounting Department, Operations Department, and Legal Counsel were involved in the due diligence process, which was overseen by the Chief Financial Officer.

The suppliers of materials used to manufacture the Company’s Covered Products were identified and contacted directly to inquiry if Conflict Minerals were present and critical to the functionality of those materials provided to the Company. All identified suppliers were contacted and timely information was received back.  The Company’s inquiries did not result in suppliers unwilling to engage in the due diligence process.

As of the date of this report, the Company is currently working with the sole supplier of the toner containing the Conflict Minerals to ascertain the ultimate source of those Conflict Minerals. At this point, the supplier has been unable to identify the smelter or refiner, although we are continuing to work with our supplier cooperatively to monitor risks in our supply chain to ensure compliance with the Company Policy.

Future Steps to Mitigate Risk

The Company expects to take the following steps, among others, to continue to improve its due diligence measures and to further mitigate the risk that any Conflict Minerals necessary to the functionality of any of the Company’s products finance or benefit armed groups in the Covered Countries: continuing to engage with suppliers to obtain current, accurate and complete information about the supply chain; encouraging suppliers to implement responsible sourcing and to have them encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor; and engaging in industry initiatives encouraging “conflict-free” supply chains.

This report can be found on the Internet at www.insigniasystems.com.